08029509

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 03 2008
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EWT, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9242 Beverly Blvd, Suite 300
(No. and Street)

Bev[illegible] (City) California (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilya V. Kuntsevich (310) 595-2348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000 (Address) Los Angeles (City) California (State) 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ___Ilya Kuntsevich ________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____EWT, LLC____, as of ___December 31______________________, 2007_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Corporate Controller

Title

Christine E. Taylor

Notary Public

CHRISTINE E TAYLOR
Commission # 1669082
Notary Public - California
Los Angeles County
My Comm. Expires May 22, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EWT, LLC
(SEC Identification No. 8-51262)

Table of Contents

EWT, LLC
(SEC Identification No. 8-51262)

Statement of Financial Condition

December 31, 2007

Assets

Cash	$ 371
Due from broker	3,019,214
Interest and dividends receivable	1,521,540
Securities owned	135,178,084
Net equity with futures commission merchants	13,754,105
Net equity in forward contracts	2,440,455
Securities borrowed	87,015,647
Securities failed to deliver	6,052,193
Deposits with clearing organizations	10,643,355
Exchange membership seats, at cost (fair value, $5,721,350)	2,170,922
Due from affiliates	20,185,893
Subordinated loan receivable	3,000,000
Other assets	52,185
	$ 285,033,964

Liabilities and Members' Equity

Liabilities:	
Payables to broker-dealers and clearing organizations	$ 22,341,509
Accounts payable and accrued expenses	9,040,082
Interest and dividends payable	1,342,538
Bank line of credit	10,340,000
Securities loaned	12,896,700
Securities sold, not yet purchased	91,428,411
Securities failed to receive	48,637,046
Total liabilities	196,026,286
Subordinated borrowings	10,000,000
Members' equity	79,007,678
	$ 285,033,964

See accompanying notes to financial statements.

END